PURE GOLD MINERALS INC. T.PUG

03003721

82-3520

January 28, 2003

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

SEC MAIL PROCESSING RECEIVED FEB 06 2003 WASH. D.C. 155 SECTION

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **January 28, 2003**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 2nd quarter ended November 30, 2002.

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

SUPPL PROCESSED MAR 03 2003 THOMSON FINANCIAL

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

dlw 2/10

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS INC.
QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	November 30, 2002
DATE OF REPORT:	January 10, 2003

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	1/27/2003 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	1/27/2003 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
November 30, 2002 and May 31, 2002
(Unaudited)

	Nov 30 2002	May 31 2002
ASSETS		
Current Assets		
Cash	$ 120,626	$ 849,083
GST receivable	19,909	56,266
Marketable securities	295,936	299,915
Due from related parties	-	45,716
Prepaid expenses	20,400	8,500
	456,871	1,259,480
Capital Assets	53,030	51,896
Resource Property Interests (Note 3)	4,722,137	4,256,975
	$ 5,232,038	5,568,351
LIABILITIES		
Current Liabilities		
Accounts payable	$ 15,594	$ 82,660
Capital taxes payable	-	7,435
Due to Related Parties	-	18,224
	15,594	108,319
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	50,127,754	49,974,754
Deficit	(44,911,310)	(44,514,722)
	5,216,444	5,460,032
	$ 5,232,038	$ 5,568,351

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months ending November 30, 2002 and 2001
(Unaudited)

	Nov 30 2002	Nov 30 2001
DEFICIT, beginning of period	$ (44,514,722)	$ (38,603,371)
NET LOSS FOR THE PERIOD	(396,588)	(704,098)
DEFICIT, end of period	(44,911,310)	(39,307,469)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Six Months ending November 30, 2002 and 2001
(Unaudited)

	3 months Ended Nov 30 2002	6 months Ended Nov 30 2002	3 months Ended Nov 30 2001	6 months Ended Nov 30 2001
ADMINISTRATIVE EXPENSES				
Amortization	$ 3,609	$ 7,219	$ 2,857	$ 5,714
Audit, Accounting & Legal	38,068	85,821	6,382	21,687
Bank & interest charges	538	847	4,673	4,825
Contract services:				
Agreement negotiation	23,000	38,000	15,000	53,364
Geological services	15,000	30,000	-	-
Property maintenance	25,000	58,000	24,000	40,000
Listing & share transfer fees	17,828	23,028	7,020	8,967
Management fees	30,000	60,000	30,000	60,000
Office & administration	12,038	23,703	5,443	7,089
Property investigation	-	65,412	-	-
Rent	15,000	30,000	14,968	29,935
Shareholder information & printing	29,480	32,547	22,437	24,474
Travel	10,864	15,499	11,300	13,253
	220,425	470,076	144,080	269,308
LOSS BEFORE OTHER ITEMS	220,425	470,076	144,080	269,308
OTHER ITEMS				
Interest	380	(564)	(21)	(44)
Gain on sale of securities	(8,273)	(48,454)	34	34
Gain on sale of mineral properties	(25,000)	(25,000)	-	-
Writeoff of accounts payable	408	408		
Writedown of mineral properties	47	122	-	434,800
	(32,438)	(73,488)	13	434,790
LOSS FOR PERIOD	187,987	396,588	$ 144,093	$ 704,098
LOSS PER SHARE	$ 0.003	$ 0.005	$ 0.003	$ 0.014

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months ending November 30, 2002 and 2001
(Unaudited)

	3 months Ended Nov 30 2002	6 months Ended Nov 30 2002	3 months Ended Nov 30 2001	6 months Ended Nov 30 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (187,987)	$ (396,588)	$ (144,093)	$ (704,098)
Add Non-Cash Items:				
Amortization	3,609	7,219	2,857	5,714
Gain on sale of securities	(8,273)	(48,454)		
Writedown of mineral properties	47	122	-	434,800
	(192,604)	(437,701)	(141,236)	(263,584)
Net change in non-cash working capital items	36,777	(22,553)	91,172	48,102
	(155,827)	(460,254)	(50,064)	(215,482)
INVESTING ACTIVITIES				
Mineral property expenditures	(63,261)	(465,284)	(30,251)	(17,251)
Capital assets	-	(8,353)	-	(8,555)
Proceeds on sale of marketable securities	70,795	173,895	-	-
Marketable securities purchased	(30,034)	(121,461)	-	-
	(22,500)	(421,203)	(30,251)	(25,806)
FINANCING ACTIVITIES				
Issue of shares	10,000	153,000	72,350	271,100
	10,000	153,000	72,350	271,100
INCREASE (DECREASE) IN CASH	(168,327)	(728,457)	(7,965)	29,812
CASH, beginning of the period	288,953	849,083	39,325	1,548
CASH, end of period	$ 120,626	$ 120,626	$ 31,360	$ 31,360

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Six Months ending November 30, 2002 and 2001
(Unaudited)

1. **Consolidation**

These financial statements include the accounts of the Company's wholly owned subsidiaries, International Drilling Corporation, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. **Accounting Policies**

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2002. The accounting policies and methods have not changed.

3. **Resource Property Interests**

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2002 Net $
Acquisition costs:				
Ontario	5,000	(6,930)		(1,930)
Quebec	325,625	63,000		388,625
Alberta	-	-	-	-
Northwest Territories	606,475	10,000		616,475
	937,100	66,070	-	1,003,170
Deferred exploration expenditures:				
Ontario	1,200	-		1,200
Quebec	384,775	206,011		590,786
Alberta	1,765,725	67,500	(122)	1,833,103
Northwest Territories	1,168,175	125,703		1,293,878
	3,319,875	399,214	(122)	3,718,967
	4,256,975	465,284	(122)	4,722,137

4. **Share Capital**

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2002		2001	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	72,641,502	49,974,754	47,787,183	46,668,303
Issued for cash				
Options exercised	1,100,000	110,000	1,650,000	198,750
Conversion of warrants	-	-	2,261,907	72,350
Issued for properties				
Quebec claims	250,000	43,000	-	-
Balance, end of period	73,991,502	50,127,754	51,699,090	46,939,403

Description of Business

Pure Gold Minerals Inc. (the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 577,000 acres of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property, site of the discovery of 36 kimberlites, many of which have been found to be diamondiferous, and a 10% interest in the Joint Venture Lands, both of which interests are the subject of a joint venture arrangement with Ashton Mining Canada Inc. ("Ashton") and EnCana Corporation ("EnCana") (formerly Alberta Energy Company Limited), covering the Peace River Arch underlain by the Buffalo Head Craton. In December 2002 the Alberta joint venture approved the 2003 exploration program for the Buffalo Hills property. The program will include drilling of high priority geophysical anomalies, ground geophysical surveys and limited heavy mineral sampling.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton, in approximately 590,000 acres of diamond exploration property in Nunavut and the Northwest Territories. In December 2002 the Corporation elected to participate in the 2003 exploration program under the Slave Joint Venture. The program has an estimated budget of $2,000,000, with most of the work being conducted on properties in the Coronation Gulf region of Nunavut where 11 diamondiferous kimberlites have been identified since 1999.

The Corporation has reduced its interest in the Northwest Territories/Nunavut and Alberta programs through work commitments by its partners. This has enabled the Corporation to maintain participation in the programs. The Corporation has no producing properties and as such, has no operating income or cash flow. Operations are primarily funded by equity subscriptions.

During the most recent fiscal year ended May 31, 2002, the Corporation has acquired interests ranging from 50% to 100% in approximately 100,000 acres of diamond exploration property in the Otish Mountains region of Quebec.

As of January 10, 2003 there were 74,231,502 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has numerous other targets in the area and it is hoped that the planned 2003 program will include drilling.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. An airborne electromagnetic survey was also completed over a large area of the property.

The interpretation and processing of an airborne electromagnetic (EM) survey flown in the spring over an expanded area of the Buffalo Hills project has resulted in the identification of a number of new electromagnetic anomalies. These anomalies were not identified by previous magnetic surveys. The EM survey was completed to follow-up on the discovery of the K252 kimberlite, which, as previously announced, currently has the highest diamond recoveries in the Buffalo Hills at 55 carats per hundred tonnes. K252 was discovered through testing an EM anomaly, and has no significant associated magnetic signature. All previous discoveries were based on magnetic anomalies. The unique nature and the high diamond content of K252 have served to refocus exploration within the Buffalo Hills property.

These new EM targets are currently being evaluated and prioritized. It is anticipated that future field operations on the Buffalo Hills property will focus on the evaluation and testing of these targets.

Otish Mountains Region, Quebec

The results of the diamond indicator mineral analysis of the H1 discovery, Tichégami River property, have confirmed that the intrusive breccia is kimberlitic in composition. Ongoing interpretation of both airborne and ground geophysics has confirmed that there are a number of kimberlite target anomalies in the vicinity of the H1 discovery. Diamond drilling of these kimberlite target anomalies during the summer 2002 program, led to the discovery of a second kimberlitic intrusive breccia – the H2. The discovery drill hole was located on a well-defined airborne and ground magnetic anomaly approximately 350 meters southeast of the H1 kimberlitic pipe.

Initial results from the caustic fusion analysis for micro diamonds of the H-2 kimberlite discovery, recovered one micro diamond from a 23.15 kg. sample from one of the phases of this complex kimberlite. Pure Gold is awaiting the results of the kimberlite indicator analysis from the kimberlite and from till samples collected during the summer program. These results will enable Pure Gold to finalize the details of a proposed follow-up surface exploration program.

The kimberlite was discovered within the Tichégami River Property, one of three contiguous properties that form the 90,000-acre Beaver Lake diamond project. Pure Gold is earning a 60% interest in the Tichégami River property from Ditem Explorations Inc. of Montreal.

The discovery of one micro diamond provides encouragement for the diamondiferous potential of other possible kimberlites on the Tichégami property.

<u>Discussion of Operations and Financial Condition</u>

The Corporation's working capital as at November 30, 2002 was $441,277 compared with $1,151,161 as at May 31, 2002.

The Corporation had a net loss of $396,588 for the six months ended November 30, 2002 compared with $704,098 in November 30, 2001. The higher loss in 2001 was a result of the write-down of mineral properties.

Finance

The Corporation intends to provide a Rights Offering to shareholders of record in early 2003. These funds will fulfill joint venture commitments and enable the Corporation to aggressively explore its own majority interest in the Otish Mountains Region.

Liquidity and Capital Resources

During the six-month period, cash resources decreased by $728,457 compared to an increase of $29,812 in the 2001 period. Expenditures for operating activities were $437,701 (2001 - $263,584) and mineral properties were $465,284 (2001 - $17,251). The Corporation raised $110,000 in capital by issuing shares for options and $52,434 on proceeds from the sale of marketable securities. Working capital as at November 30, 2002 was $441,277 (2001 deficit - $203,211).

Mineral property expenditures were $66,070 in acquisition costs and $399,214 in deferred exploration expenditures. Exploration was conducted on the Corporation's properties in Quebec, Northwest Territories, and Alberta.

As at November 30, 2002, the Corporation had paid up capital of $50,127,754 (2001 - $46,939,403), representing 73,991,502 common shares without par value and a deficit of $44,911,310 resulting in a shareholders' equity of $5,216,444.

Overview

The Corporation has no current commercial operations. As a result, it will have to obtain financing from the equities market to maintain its property interests and to pay general and administrative expenses. In light of ever-changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Corporation.

Nunavut: Exploration in 2002 on the North Slave Joint Venture included –

- an airborne EM survey over the Kim and Vic properties;
- collecting and analyzing an initial bulk sample from the Artemisia kimberlite and drill testing the Thrift kimberlite;
- ground geophysics; and
- heavy mineral sampling as a follow-up to both the airborne survey and previous exploration results throughout the Joint Venture's holdings in the Coronation Gulf region.

The sampling of the Artemisia and Thrift kimberlites, while not economically significant, returned encouraging diamond counts and the Corporation anticipates that exploration in 2003 will continue the process of evaluating new targets.

Alberta: In the Buffalo Hills project, the Joint Venture completed the delineation program on K252, confirming a complex irregular kimberlite. An airborne EM geophysical survey was also completed over a large additional area of the property. This additional survey was undertaken because drilling an EM anomaly with no magnetic anomaly discovered the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in late 2002 and 2003 will focus on evaluating anomalies identified by this survey.

Quebec: Exploration on the Beaver Lake project in 2002, resulted in the discovery of two new kimberlites and the identification of new targets throughout the 90,000-acre project area. The Corporation was the only company to have discovered a kimberlite in the Otish Mountains in 2002, other than the Ashton/Soquem joint venture. The recovery of one micro diamond from the H2 kimberlite is encouraging and further laboratory studies of this kimberlite are being completed. Future exploration in 2003 will include ground geophysics, heavy mineral sampling and diamond drilling.

Pure Gold is looking forward to new discoveries and a further improvement in diamond recoveries.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon
President